Mail Stop 4561

May 6, 2009

By U.S. Mail and Facsimile to (847) 653-0080

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

> **Re: MB Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-24566-01**

Dear Ms. York:

We have reviewed your correspondence filed with the Commission on April 7, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008:

1.   Please refer to our previous comments 2, 3 and 5-8 in our letter dated March 24, 2009. As requested, please provide us with your proposed disclosures.

2.   Please refer to our previous comment 1 in our letter dated March 24, 2009. Please revise to provide a quantitative reconciliation for your tangible common equity as

this is also considered a non-GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

3. Please refer to our previous comment 4 in our letter dated March 24, 2009. Please clarify whether you utilize loss migration factors provided by Moody's corporation in lieu of your own loss history. If so, please address the following:

a. We note your reliance on page 11 of the 2006 Interagency Policy Statement to support the use of migration factors provided by Moody's Corporation. Please disclose how you have considered Interagency Policy Statements and other guidance when determining the appropriateness of utilizing peer data to estimate your allowance for loan losses, including, but not limited to, the following guidance:

- Page 11 of the 2006 Interagency Policy Statement that states that reliance on peer data is appropriate when the institution is de novo or is entering into a new product line or geographic area and that this reliance is appropriate only as a short-term remedy until the institution can develop its own loss experience.

- Question 15 in the 2006 Interagency Questions and Answers on Accounting for Loan and Lease Losses clarifies that institutions with no or low loss history should first begin with their own loss rates and adjust those rates for qualitative factors.

- The 2001 Interagency Policy Statement states that the allowance for loan losses is influenced by institution specific factors.

- Question 6 of EITF Topic D-80 provides guidance that losses should be based on the experience of the creditor and evaluation of creditor specific factors. It further states that in the case of a creditor that has no experience of its own, it may be appropriate to reference to the experiences of other enterprises in the same business.

b. Footnote 23 of the 2006 Interagency Policy Statement clarifies that it is only appropriate to reference peer data when an institution determines that it has no reliable data of its own. Please revise to disclose whether you believe you have the capabilities to gather reliable data, and if not, please describe the factors considered in making that conclusion (i.e. clarify if you do not have appropriate information technology systems to capture your own loss history, etc.). Further, please disclose the period over which you anticipate instituting a reliable system to capture such loss data.

      c. Please revise to provide a description of how you validate your allowance for loan loss estimate. In this regard, please discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced to your estimate of loan losses for that same period. Please discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

4. Please refer to our previous comment 9 in our letter dated March 24, 2009. We note your response, however, considering your loss in the current year, it remains unclear how you determined that you would have sufficient net income in future periods to utilize your deferred tax assets such that a valuation allowance was no longer required. Please tell us and revise future filings to disclose the specific positive and negative evidence you considered when concluding that a valuation allowance was no longer necessary. Please include your consideration of tax planning strategies and reversal patterns of deferred tax assets and liabilities in your response, to the extent you considered them.

5. Please refer to our previous comment 10 in our letter dated March 24, 2009. We note your response, however, your quarterly financial data disclosed on page 27 indicates that the majority of your income tax benefit was recorded in the fourth quarter of 2008. Therefore, please reconcile the apparent inconsistency between your quarterly financial data and the information included in your response to our previous comment. To the extent your benefits related to federal income taxes, please state as such and provide the information requested in our previous comment.

6. Please refer to our previous comment 11 in our letter dated March 24, 2009. It is unclear how the recognition of a tax benefit by virtue of a decrease in your valuation reserve relates to an increase in your unrecognized tax benefits. Whether you will realize the deferred tax asset related to your state NOLs, and thereby record a valuation allowance is a separate consideration from whether you believe the deferred tax asset created by your NOLs is more likely than not of being sustained by the taxing authority. Please clarify if you believe your position related to the NOLs will be upheld by the taxing authority, and if not, please tell us how you considered FIN 48 in recognizing and measuring the relevant deferred tax asset.

*   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Blakeley Moore, Staff Accountant, at (202) 551-3309, or Kevin W. Vaughn, Branch Chief, at (202) 551-3494 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698.

Sincerely,

Mark Webb
Legal Branch Chief